EXHIBIT 99.1

FirstService Reports Strong Third Quarter Operating Results

Revenue and Profitability Driven by 8% Organic Growth and Global Restoration Acquisition

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
	2019	2018	2019		2018

Revenues (millions)	$672.3	$506.4	$1,731.8		$1,428.2
Adjusted EBITDA (millions) (note 1)	77.1	59.4	171.3		142.0
Adjusted EPS (note 2)	0.92	0.89	2.38		1.99

GAAP Operating Earnings	49.7	45.3	(205.8	) (1)	98.7
GAAP EPS	0.50	0.70	(6.93	) (1)	1.49

(1) Includes $314.4 million settlement of long-term incentive arrangement with FirstService's Founder and Chairman.

TORONTO, Oct. 23, 2019 (GLOBE NEWSWIRE) -- FirstService Corporation (TSX: FSV; NASDAQ: FSV) today reported strong results for its third quarter ended September 30, 2019. All amounts are in US dollars.

Revenues for the third quarter were $672.3 million, a 33% increase relative to the same quarter in the prior year, Adjusted EBITDA (note 1) increased 30% to $77.1 million, and Adjusted EPS (note 2) was $0.92, versus $0.89 in the prior year quarter. During the third quarter, FirstService reported GAAP Operating Earnings of $49.7 million, versus $45.3 million in the prior year period. The GAAP earnings per share was $0.50 in the quarter, compared to $0.70 for the same quarter a year ago.

For the nine months ended September 30, 2019, revenues were $1.73 billion, a 21% increase relative to the comparable prior year period, Adjusted EBITDA was $171.3 million, up 21%, and Adjusted EPS was $2.38, a 20% increase versus the prior year period. FirstService’s GAAP Operating Loss was $205.8 million in the current year period, reflecting the settlement of the long-term incentive arrangement (“LTIA”) with its Founder and Chairman in the amount of $314.4 million. GAAP Operating Earnings were $98.7 million in the prior year period. The GAAP loss per share for the nine months year-to-date was $6.93, compared to GAAP earnings per share of $1.49 in the prior year period.

“We are pleased to report another strong quarter, led by very robust organic growth in both of our divisions,” said Scott Patterson, Chief Executive Officer of FirstService. “The themes have remained consistent all year built upon broad top-line strength, notwithstanding softer weather-related activity levels in our restoration operations. We expect to close the year in similar fashion,” he concluded.

About FirstService Corporation
FirstService Corporation is a North American leader in the essential outsourced property services sector, serving its customers through two industry-leading service platforms: FirstService Residential - North America’s largest manager of residential communities; and FirstService Brands - one of North America’s largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$2 billion in annual revenues and has approximately 22,000 employees across North America. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders. The common shares of FirstService trade on the NASDAQ under the symbol “FSV” and on the Toronto Stock Exchange under the symbol “FSV”. More information is available at www.ﬁrstservice.com.

Segmented Quarterly Results
FirstService Residential revenues were $375.2 million for the third quarter, up 13% versus the prior year quarter. The revenue increase included a very strong 8% organic growth, driven by broad-based new contract wins resulting from an active sales effort late last year and into this year. Adjusted EBITDA for the quarter was $39.8 million, versus $35.9 million in the prior year period. GAAP Operating Earnings were $33.0 million, versus $29.9 million for the third quarter of last year.

FirstService Brands revenues during the third quarter grew to $297.1 million, up 70% relative to the prior year period. Organic growth within the division was 8%, with the balance of the significant revenue increase driven by acquisition activity, including contribution from the large Global Restoration transaction which we closed in late June of this year. Organic growth was particularly strong within our home improvement-driven brands, including California Closets, CertaPro Painters, and Floor Coverings International, as well as our Century Fire Protection operations. Adjusted EBITDA for the third quarter was $40.8 million, up from $26.6 million in the prior year period. Margin decline was principally driven by the addition of Global Restoration, which has lower margins than the overall division, as well as the impact of lower weather-related activity levels within our overall restoration platform, which includes both Global Restoration and Paul Davis Restoration. GAAP Operating Earnings were $22.1 million, versus $19.7 million in the prior year quarter.

Corporate costs, as presented in Adjusted EBITDA, were $3.5 million in the third quarter, relative to $3.2 million in the prior year period. On a GAAP basis, corporate costs for the quarter were $5.4 million, relative to $4.4 million in the prior year period, with the increase primarily attributable to stock-based compensation.

Conference Call
FirstService will be holding a conference call on Wednesday, October 23, 2019 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The numbers to use for this call are 1) toll-free 1-888-241-0551; or 2) for international callers, 647-427-3415. The call will be simultaneously webcast and can be accessed live or after the call at www.firstservice.com in the “Investors / Newsroom” section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Much of this information can be identified by words such as “expect to,” “expected,” “will,” “estimated” or similar expressions suggesting future outcomes or events. FirstService believes the expectations reflected in such forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for FirstService’s services and the cost of providing services; (ii) the ability of FirstService to implement its business strategy, including FirstService’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in FirstService’s annual information form for the year ended December 31, 2018 under the heading “Risk factors” (a copy of which may be obtained at www.sedar.com) and Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (a copy of which may be obtained at www.sec.gov), and subsequent filings (which factors are adopted herein). Forward-looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events, results or circumstances or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) acquisition-related items; (vi) stock-based compensation expense; and (vii) settlement of the LTIA. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2019	2018	2019	2018

Net earnings (loss)	$26,336	$31,664	$(241,199)	$70,493
Income tax	10,872	10,508	20,650	19,121
Other income, net	(229)	25	(6,353)	(78)
Interest expense, net	12,719	3,101	21,060	9,185
Operating earnings (loss)	49,698	45,298	(205,842)	98,721
Depreciation and amortization	24,181	12,277	51,033	36,963
Settlement of long-term incentive arrangement	-	-	314,379	-
Acquisition-related items	1,493	618	5,373	1,727
Stock-based compensation expense	1,772	1,233	6,382	4,547
Adjusted EBITDA	$77,144	$59,426	$171,325	$141,958

2. Reconciliation of net earnings and diluted net earnings per share to adjusted net earnings and adjusted net earnings per share:

Adjusted earnings per share is defined as diluted net earnings per share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization expense related to intangible assets recognized in connection with acquisitions; (iv) stock-based compensation expense; (v) a stock-based compensation tax adjustment related to a US GAAP change; and (vi) settlement of the LTIA. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted earnings per share appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2019	2018	2019	2018

Net earnings (loss)	$26,336	$31,664	$(241,199)	$70,493
Non-controlling interest share of earnings	(2,057)	(3,653)	(6,262)	(8,888)
Settlement of long-term incentive arrangement	-	-	314,379	-
Acquisition-related items	1,493	618	5,373	1,727
Amortization of intangible assets	13,029	4,343	22,235	12,993
Stock-based compensation expense	1,772	1,233	6,382	4,547
Stock-based compensation tax adjustment for US GAAP change	-	(87)	(2,854)	(3,124)
Income tax on adjustments	(3,848)	(1,450)	(8,149)	(4,560)
Non-controlling interest on adjustments	(374)	(132)	(542)	(388)
Adjusted net earnings	$36,351	$32,536	$89,363	$72,800

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2019	2018	2019	2018

Diluted net earnings (loss) per share	$0.50	$0.70	$(6.84)	$1.49
Non-controlling interest redemption increment	0.11	0.06	0.25	0.19
Settlement of long-term incentive arrangement	-	-	8.37	-
Acquisition-related items	0.04	0.02	0.12	0.05
Amortization of intangible assets, net of tax	0.24	0.08	0.43	0.26
Stock-based compensation expense, net of tax	0.03	0.03	0.13	0.09
Stock-based compensation tax adjustment for US GAAP change	-	-	(0.08)	(0.09)
Adjusted earnings per share	$0.92	$0.89	$2.38	$1.99

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2019	2018	2019	2018

Revenues	$672,253	$506,356	$1,731,816	$1,428,160

Cost of revenues	451,671	343,026	1,181,025	972,995
Selling, general and administrative expenses	145,210	105,137	385,848	317,754
Depreciation	11,152	7,934	28,798	23,970
Amortization of intangible assets	13,029	4,343	22,235	12,993
Settlement of long-term incentive arrangement	-	-	314,379	-
Acquisition-related items (1)	1,493	618	5,373	1,727
Operating earnings (loss)	49,698	45,298	(205,842)	98,721
Interest expense, net	12,719	3,101	21,060	9,185
Other expense (income)	(229)	25	(6,353)	(78)
Earnings (loss) before income tax	37,208	42,172	(220,549)	89,614
Income tax	10,872	10,508	20,650	19,121
Net earnings (loss)	26,336	31,664	(241,199)	70,493
Non-controlling interest share of earnings	2,057	3,653	6,262	8,888
Non-controlling interest redemption increment	4,419	2,172	9,386	7,077
Net earnings (loss) attributable to Company	$19,860	$25,839	$(256,847)	$54,528

Net earnings (loss) per common share
Basic	$0.51	$0.72	$(6.93)	$1.52
Diluted	0.50	0.70	(6.93)	1.49

Adjusted earnings per share (2)	$0.92	$0.89	$2.38	$1.99

Weighted average common shares (thousands)
Basic	39,224	35,961	37,087	35,940
Diluted	39,691	36,661	37,542	36,566

Notes to Condensed Consolidated Statements of Earnings (Loss)
(1) Acquisition-related items include transaction costs, and contingent acquisition consideration fair value adjustments.
(2) See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US dollars)

(unaudited)	September 30, 2019	December 31, 2018

Assets
Cash and cash equivalents	$106,276	$66,340
Restricted cash	16,126	13,504
Accounts receivable	384,465	239,925
Prepaid and other current assets	136,640	95,303
Current assets	643,507	415,072
Other non-current assets	9,099	10,347
Fixed assets	127,742	98,102
Operating lease right-of-use assets	113,437	-
Goodwill and intangible assets	998,079	483,953
Total assets	$1,891,864	$1,007,474

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$246,101	$174,281
Other current liabilities	55,655	48,751
Operating lease liabilities - current	29,114	-
Long-term debt - current	6,130	3,915
Current liabilities	337,000	226,947
Long-term debt - non-current	943,610	330,608
Operating lease liabilities - non-current	93,334	-
Other liabilities	61,575	55,531
Deferred income tax	69,236	6,577
Redeemable non-controlling interests	157,321	151,585
Shareholders' equity	229,788	236,226
Total liabilities and equity	$1,891,864	$1,007,474

Supplemental balance sheet information
Total debt	$949,740	$334,523
Total debt, net of cash	843,464	268,183

Consolidated Statements of Cash Flows
(in thousands of US dollars)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2019	2018	2019	2018

Cash provided by (used in)

Operating activities
Net earnings (loss)	$26,336	$31,664	$(241,199)	$70,493
Items not affecting cash:
Depreciation and amortization	24,182	12,277	51,033	36,963
Non-cash settlement of long-term incentive arrangement	-	-	289,721	-
Deferred income tax	(22)	40	1,443	386
Other	2,058	1,509	1,000	5,540
	52,554	45,490	101,998	113,382

Changes in non-cash working capital
Accounts receivable	3,010	(10,932)	(16,218)	(23,113)
Payables and accruals	(36,540)	4,417	(41,462)	(8,087)
Other	1,211	(5,160)	20,303	(793)
Net cash provided by operating activities	20,235	33,815	64,621	81,389

Investing activities
Acquisition of businesses, net of cash acquired	(9,585)	(9,349)	(555,116)	(52,528)
Disposition of business, net of cash disposed	-	-	13,030	-
Purchases of fixed assets	(11,821)	(10,113)	(34,108)	(29,733)
Other investing activities	(724)	(2,996)	135	(4,980)
Net cash used in investing activities	(22,130)	(22,458)	(576,059)	(87,241)

Financing activities
Increase in long-term debt, net	23,586	15,995	612,465	58,081
Sale (purchases) of non-controlling interests, net	(199)	200	(33,409)	(1,932)
Financing fees paid	(167)	-	(3,863)	(575)
Dividends paid to common shareholders	(5,883)	(4,675)	(16,158)	(13,924)
Distributions paid to non-controlling interests	(1,995)	(1,466)	(6,264)	(5,808)
Repurchases of common shares	-	-	-	(5,941)
Other financing activities	539	(2,128)	950	(2,324)
Net cash provided by financing activities	15,881	7,926	553,721	27,577

Effect of exchange rate changes on cash	586	89	275	(254)

Increase in cash, cash equivalents and restricted cash	14,572	19,372	42,558	21,471

Cash, cash equivalents and restricted cash, beginning of period	107,830	68,993	79,844	66,894

Cash, cash equivalents and restricted cash, end of period	$122,402	$88,365	$122,402	$88,365

Segmented Results
(in thousands of US dollars)

	FirstService	FirstService
(unaudited)	Residential	Brands	Corporate	Consolidated

Three months ended September 30

2019
Revenues	$375,196	$297,057	$-	$672,253
Adjusted EBITDA	39,787	40,838	(3,481)	77,144

Operating earnings	33,036	22,062	(5,400)	49,698

2018
Revenues	$331,712	$174,644	$-	$506,356
Adjusted EBITDA	35,944	26,633	(3,151)	59,426

Operating earnings	29,945	19,749	(4,396)	45,298

	FirstService	FirstService
	Residential	Brands	Corporate	Consolidated

Nine months ended September 30

2019
Revenues	$1,064,911	$666,905	$-	$1,731,816
Adjusted EBITDA	100,783	80,297	(9,755)	171,325

Operating earnings	81,397	46,659	(333,898)	(205,842)

2018
Revenues	$942,839	$485,321	$-	$1,428,160
Adjusted EBITDA	86,822	64,471	(9,335)	141,958

Operating earnings	68,809	43,969	(14,057)	98,721

COMPANY CONTACTS:

D. Scott Patterson
President & CEO

Jeremy Rakusin
Chief Financial Officer

(416) 960-9500